                                                                    EXHIBIT 99.1

                                [SAP LETTERHEAD]

                                                    SAP AG
                                                    Neurottstrasse 16
                                                    D-69190 Walldorf
                                                    Germany

                                                    Corporate Communications
                                                    Phone +49 (62 27) 7- 4 63 11
                                                    Fax +49 (62 27) 7- 4 63 31
                                                    www.sap.com
                                                    E-mail: press@sap.com

PRESS INFORMATION

FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      +49-6227-7-44872
                                                         -or-
                                                      Stefan Gruber
                                                      SAP AG
                                                      +1-212-653-9821
                                                         -or-
                                                      Jim Prout
                                                      Taylor Rafferty
                                                      +1-212-889-4350


SAP 2001 REVENUES TOTAL E 7.3 BILLION; RECORD FOURTH QUARTER SALES

     Number One in Supply Chain Management; Number Two in CRM

     o   License sales up 5% in FY 2001

     o Operating margins excluding stock-based compensation and TopTier acquisition related charges stable at 20%

     o   Leader in open, integrated software solutions

WALLDORF, GERMANY - JANUARY 23, 2002 - SAP AG (NYSE: SAP), the world's leading provider of e-business software solutions, today announced its preliminary financial results for the fourth quarter and year ended December 31, 2001. For the year, sales increased 17% over 2000 to E 7.34 billion (2000: E 6.27 billion).

FOURTH QUARTER RESULTS

In the fourth quarter of 2001, revenues rose 7% over the same period last year to E 2.32 billion (2000: E 2.16 billion). Fourth quarter 2001 operating income, before charges for stock-based compensation programs (STAR and LTI) and TopTier acquisition related charges, declined 8% to E 613 million (2000: E 668 million). Operating margin, excluding stock based compensation and TopTier acquisition related charges, was 26% (2000: 31%). Net income for the fourth quarter 2001, adjusted for the TopTier acquisition costs and the Commerce One impact, was E 379 million (2000: E 375 million) and earnings per share was E 1.21 (2000:
E 1.19).

"SAP is alone in providing companies and organizations with a comprehensive approach to business efficiency," said Hasso Plattner, Co-Chairman and CEO of SAP AG. "We continue to strengthen our offerings in CRM, SCM, ERP, and

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                                      - 2 -

Marketplaces/Portals, spending on technology that unifies existing software investment and for optimum return."

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 6% to E 1.2 billion (2000: E 1.14 billion) and in the Asia-Pacific region (APA) revenues were up 8% to E 248 million (2000: E 230 million). Revenues in the Americas region rose 8% to E 864 million (2000: E 797 million); however, at constant currency rates, revenues in the Americas would have risen 13%.

"Our organization executed well in the fourth quarter, particularly given the very tough business environment. Europe was solid as anticipated, and the US exceeded our expectations and continued to gain market share," said Henning Kagermann, Co-Chairman and CEO of SAP AG. "Our focus now is squarely on the customer, and we are initiating a stream of new products and services as well as enhanced solutions to create an irresistible software offering."

Product revenues in the fourth quarter rose 5% to E 1.6 billion (2000: E 1.52 billion). License revenues were down 2% to E 1.03 billion (2000: E 1.06 billion). Consulting and training revenues rose 11% to E 572 million (2000:
E 516 million) and 5% to E 117 million (2000: E 111 million), respectively.

The Company continued to take market share in sales of specific software solutions. In the fourth quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately E 196 million, representing 19% of total software license sales (E 1.03 billion). Fourth quarter mySAP SCM (Supply Chain Management) related software revenues totaled around E 232 million, representing 23% of total software license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

FULL YEAR RESULTS

For 2001, sales increased 17% over 2000 to E 7.34 billion (2000: E 6.27 billion). Operating income, before charges for stock-based compensation and TopTier acquisition related charges, was up 18% to E 1.47 billion (2000: E 1.24 billion). License revenues for 2001 rose 5% to E 2.58 billion (2000: E 2.46 billion). Consulting revenues grew 27% to E 2.08 billion (2000: E 1.65 billion) and training revenue increased 16% to E 466 million (2000: E 401 million).

In 2001, sales in the APA region were up 9% to E 841 million (2000: E 769 million), in the EMEA region, revenues increased 23% to E 3.8 billion (2000:
E 3.09 billion) and in the Americas, revenues rose 12% to E 2.7 billion (2000: E 2.41 billion).

Over the year, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately E 445 million, representing 17% of total software license sales (E 2.58 billion). Full year mySAP SCM (Supply Chain Management) related license revenues totaled around E 583 million, representing 23% of total software license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

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                                      - 3 -

With these results the Company established itself as number one in the market for SCM software and a fast growing number two in CRM software.

OUTLOOK

SAP expects 2002 to be another challenging year, as software sales trends continue to be unsettled in a tough economic environment. For the full year, SAP anticipates revenue to grow by around 15%, with stronger software license sales coming in the second half, in line with past quarterly developments. For the whole of 2002, SAP also expects its operating margin excluding stock-based compensation and TopTier acquisition related charges to improve at least one percentage point over the 20.0% achieved in 2001. SAP anticipates that the improvement will become more evident in the second half as software license performance improves and the Group benefits from ongoing cost curtailment measures.

2001 HIGHLIGHTS

     o SAP EXTENDS ITS POSITION AS THE WORLD'S LEADING PROVIDER OF E-BUSINESS SOFTWARE SOLUTIONS. Key contracts in the fourth quarter include Air Products, Graybar Electric, Nike, Petrobras and PricewaterhouseCoopers in the Americas; in EMEA Danone, Deutsche Post, EDF-GDF, Hoffmann La Roche and Unilever; and in Asia/Pacific CLP Power HongKong, Mitsubishi Heavy Industries, Samsung, and Yamaha among others.

     o SAP ANNOUNCED MYSAP TECHNOLOGY FOR OPEN INTEGRATION AT TECHED 2001 IN LOS ANGELES. mySAP Technology consists of three elements: Web Application Server, exchange infrastructure and portal infrastructure. This technology reduces the customer's cost of ownership and increases flexibility by allowing collaboration across business processes and among users - even beyond company boundaries - on one reliable Web infrastructure.

     o SAP CREATED A NEW COMPANY, SAP PORTALS, dedicated to developing and marketing comprehensive, open-enterprise portal and business intelligence products. SAP Portals combines SAP's existing efforts in enterprise portals with the technology of TopTier Software, a leading provider of enterprise information portal software, which was acquired by SAP in April.

     o SAP CONCLUDED ADDITIONAL INVESTMENT IN COMMERCE ONE IN AUGUST. SAP and Commerce One remain strategic partners and are closely engaged with development, sales and support for MarketSet, the platform for marketplaces. The relationship continues to grow and strengthen especially as it relates to mySAP Technology and in particular regarding exchange-based business-to-business integration among business partners. SAP currently owns around 20% of Commerce One.

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                                      - 4 -

     o SAP BEGAN SHIPPING THE NEWEST VERSION OF MYSAP CUSTOMER RELATIONSHIP MANAGEMENT TO CUSTOMERS WORLDWIDE IN AUGUST. Among other solution highlights, SAP delivered mySAP CRM with unparalleled breadth and depth of functionality. mySAP CRM serves as a platform to openly integrate with either SAP or non-SAP business applications such as supply chain management, product lifecycle management and human lifecycle management providing flexibility that meets each businesses' unique needs.

     o SAP CONVERTED ITS PREFERENCE SHARES INTO ORDINARY SHARES moving to a one-share, one-vote standard. This provides the Company with greater flexibility and brings SAP more in-line with international corporate governance practices.

     o SAP WELCOMED MORE THAN 20,000 ATTENDEES TO ITS THREE SAPPHIRE CUSTOMER CONFERENCES IN LISBON, ORLANDO AND BRISBANE. In addition, over 21,000 people followed these conferences on the Internet at HTTP://WWW.SAP.COM/SAPPHIRE

CONFERENCE CALL/WEBCAST/SUPPORTING SLIDES

SAP senior management will host a conference call today at 5:00 PM (CET) / 4:00 PM (GMT) / 11:00 AM (Eastern) / 8:00 AM (Pacific). This call will be web cast live and will be available for replay purposes.

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                                      - 5 -

REVENUE BY REGION (IN E MILLIONS)

                                       REVENUE        REVENUE
                                       4Q 2001        4Q 2000         CHANGE        % CHANGE
                                       -------        -------         ------        --------
Total                                    2,315          2,163           152             7
 - at constant currency rates                                                          10
EMEA                                     1,203          1,136            67             6
 - at constant currency rates                                                           7
Asia Pacific                               248            230            18             8
 - at constant currency rates                                                          19
Americas                                   864            797            67             8
- - at constant currency rates                                                           13

KEY FIGURES AT A GLANCE (IN E MILLIONS)
SAP GROUP

                                       4Q 2001        4Q 2000         CHANGE        % CHANGE
                                       -------        -------         ------        --------
Revenues                                 2,315          2,163           152              7
License revenues                         1,030          1,056           -26             -2
Income before taxes                        509            582           -73            -13
                                       =======        =======         =====           ====
Net income                                 319            367           -48            -13
                                       -------        -------         -----           ----
Headcount (December 31)                 28,410         24,178         4,232             18

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a ordinary share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com

                                      # # #

                               (Tables to follow)

CONSOLIDATED INCOME STATEMENTS - 4TH QUARTER
SAP Group (in E millions)

                                              2001        2000     (DELTA)
                                             ------      -----      -----
                     Software revenue         1,030      1,056        -2%
                     Maintenance revenue        573        468        22%
     Product revenue                          1,603      1,524         5%
                     Consulting revenue         572        516        11%
                     Training revenue           117        111         5%
     Service revenue                            689        627        10%
     Other revenue                               23         12        92%
                                             ------      -----      -----
TOTAL REVENUE                                 2,315      2,163         7%
                                             ------      -----      -----

     Cost of product                           -296       -235        26%
     Cost of service                           -529       -471        12%
     Research and development                  -245       -260        -6%
     Sales and marketing                       -518       -460        13%
     General and administration                -109       -108         1%
     Other income/expenses, net                 -44        -14       214%
                                             ------      -----      -----
TOTAL OPERATING EXPENSE                      -1,741     -1,548        12%
                                             ------      -----      -----
OPERATING INCOME                                574        615        -7%
                                             ------      -----      -----
Other non-operating income/
expenses, net                                    -2        -18       -89%
Financial income, net                           -63        -15       320%
                                             ------      -----      -----
INCOME BEFORE INCOME TAXES                      509        582       -13%
                                             ------      -----      -----
Income taxes                                   -187       -215       -13%
Minority interest                                -3          0        n/a
                                             ------      -----      -----
NET INCOME                                      319        367       -13%
                                             ------      -----      -----
BASIC EPS (IN E)                               1.02       1.17       -13%
                                             ------      -----      -----

CONSOLIDATED INCOME STATEMENTS - 4TH QUARTER
SAP Group (in E millions)

Additional Information

                                                               2001      2000      (DELTA)
                                                               ----      ----      -------
Operating Income                                                574       615       -7%
Depreciation & Amortization                                      80        67        19%
                                                               ----      ----       ----
EBITDA                                                          654       682        -4%
  AS A % OF SALES                                               28%       32%
                                                               ----      ----       ----
Operating Income                                                574       615       -7%
Total Stock Based Compensation                                   19        53       -64%
TopTier Acquisition costs                                        20         0       n/a
                                                               ----      ----       ----
OPERATING INCOME EXCLUDING STOCK BASED COMPENSATION
AND TOPTIER ACQUISITION COSTS                                   613       668        -8%
  AS A % OF  SALES                                              26%       31%
                                                               ----      ----       ----
COMMERCE ONE IMPACT ON FINANCE INCOME                           -41        -8       413%
                                                               ----      ----       ----

INCOME BEFORE INCOME TAXES                                      509       582       -13%
                                                               ----      ----       ----
Income taxes                                                    187       215       -13%
                                                               ----      ----       ----
EFFECTIVE TAX RATE                                              37%       37%
                                                               ----      ----       ----
Tax impact of Top Tier & Commerce One in Percentage Points       4%        1%
                                                               ----      ----       ----
EPS EXCLUDING ACQUISITION COST OF TOP TIER & COMMERCE ONE
(IN E)                                                         1.21      1.19         2%
                                                               ----      ----       ----

CONSOLIDATED INCOME STATEMENTS - 1ST - 4TH QUARTER
SAP Group (in E millions)

                                             2001       2000      (DELTA)
                                            ------     ------      -----
                    Software revenue         2,581      2,459         5%
                    Maintenance revenue      2,121      1,670        27%
     Product revenue                         4,702      4,129        14%
                    Consulting revenue       2,083      1,645        27%
                    Training revenue           466        401        16%
     Service revenue                         2,549      2,046        25%
     Other revenue                              90         90         0%
                                            ------     ------      -----
TOTAL REVENUE                                7,341      6,265        17%
                                            ------     ------      -----

     Cost of product                          -885       -722        23%
     Cost of service                        -1,963     -1,750        12%
     Research and development                 -898       -969        -7%
     Sales and marketing                    -1,801     -1,577        14%
     General and administration               -388       -418        -7%
     Other income/expenses, net                -94        -26       262%
                                            ------     ------      -----
TOTAL OPERATING EXPENSE                     -6,029     -5,462        10%
                                            ------     ------      -----
OPERATING INCOME                             1,312        803        63%
                                            ------     ------      -----
Other non-operating income/
expenses, net                                  -11        -56       -80%
Financial income, net                         -233        266      -188%
                                            ------     ------      -----
INCOME BEFORE INCOME TAXES                   1,068      1,013         5%
                                            ------     ------      -----
Income taxes                                  -475       -392        21%
Minority interest                              -12         -5       140%
                                            ------     ------      -----
NET INCOME                                     581        616        -6%
                                            ------     ------      -----
BASIC EPS (IN E)                              1.85       1.96        -6%
                                            ------     ------      -----

CONSOLIDATED INCOME STATEMENTS - 1ST - 4TH QUARTER
SAP Group (in E millions)

Additional Information

                                                                 2001        2000      (DELTA)
                                                                -----       -----      -------
Operating Income                                                1,312         803         63%
Depreciation & Amortization                                       280         223         26%
In-Process R&D                                                      6           0         n/a
                                                                -----       -----       -----
EBITDA                                                          1,598       1,026         56%
  AS A % OF SALES                                                 22%         16%
                                                                -----       -----       -----

Operating Income                                                1,312         803         63%
Total Stock Based Compensation                                     98         441        -78%
TopTier acquisition costs                                          61           0         n/a
                                                                -----       -----       -----
OPERATING INCOME EXCLUDING STOCK BASED COMPENSATION AND
TOPTIER ACQUISITION COSTS                                       1,471       1,244         18%
  AS A % OF  SALES                                                20%         20%
                                                                -----       -----       -----
COMMERCE ONE IMPACT ON FINANCE INCOME                            -163         -19        758%
                                                                -----       -----       -----
INCOME BEFORE INCOME TAXES                                      1,068       1,013          5%
                                                                -----       -----       -----
Income taxes                                                      475         392         21%
                                                                -----       -----       -----
EFFECTIVE TAX RATE                                                44%         39%
                                                                -----       -----       -----
Tax impact of Top Tier & Commerce One in Percentage Points         7%          1%
                                                                -----       -----       -----
EPS EXCLUDING ACQUISITION COST OF TOP TIER & COMMERCE ONE
(IN E)                                                           2.54        2.02         26%
                                                                -----       -----       -----

CONSOLIDATED BALANCE SHEET
SAP Group (in E millions)


ASSETS

                                                 12/31/2001   12/31/2000      (DELTA)
                                                 ----------   ----------      -------
INTANGIBLE ASSETS                                    496           116          328%
PROPERTY, PLANT AND EQUIPMENT                        997           871           14%
FINANCIAL ASSETS                                     707           637           11%
                                                   -----         -----         -----
FIXED ASSETS                                       2,200         1,624           35%

INVENTORIES/ACCOUNTS RECEIVABLES                   2,389         2,393            0%
LIQUID ASSETS/MARKETABLE SECURITIES                  965         1,182          -18%
                                                   -----         -----         -----
CURRENT ASSETS                                     3,354         3,575           -6%

DEFERRED TAXES                                       465           305           52%

PREPAID EXPENSES                                     156           115           37%
                                                   -----         -----         -----
TOTAL ASSETS                                       6,175         5,619           10%
                                                   -----         -----         -----

SHAREHOLDERS' EQUITY AND LIABILITIES

                                                 12/31/2001   12/31/2000      (DELTA)
                                                 ----------   ----------      -------
SHAREHOLDERS' EQUITY                               3,109         2,927(1)         6%

MINORITY INTEREST                                     60            61           -2%

RESERVES AND ACCRUED LIABILITIES                   1,411         1,435           -2%

OTHER LIABILITIES                                  1,218           831           47%

DEFERRED INCOME                                      377           365            3%
                                                   -----         -----         -----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES         6,175         5,619           10%
                                                   -----         -----         -----
DAYS SALES OUTSTANDING                                94            93

(1) includes temporary equity of EUR 409.5 million

REMARK

As a result of surpassing the 20% ownership threshold in Commerce One Inc., SAP is required to use the equity method of accounting to record, in finance income, a portion of Commerce One's net income or loss based upon SAP's investment percentage. In addition, SAP allocated the purchase price based on the ownership percentage of the Commerce One's recorded net equity. Any excess purchase price resulted in capitalization of additional assets including, in-process research and development ("in-process R&D"), software or other intangibles. Amounts pertaining to in-process R&D were written off immediately. Other intangibles identified are amortized over their estimated useful lives. Remaining amounts were considered goodwill, which is not amortized but rather will be subjected to annual impairment testing.

Amounts capitalized are recorded in financial assets and related expenses are reflected in finance income.

Under U.S. GAAP, the equity method must also be applied retroactively for investments previously held in Commerce One Inc., to improve comparability. Accordingly, financial result, financial assets and stockholders' equity amounts included since the second quarter of 2000 have been restated to reflect this retroactive change in accounting. This is purely an accounting measure that neither effects SAP's cash position, nor its operating results. The 2001 second quarter impact is largely due to Commerce One's one-time charges resulting from the write-off of intangible assets.